Changes to Investment Policies

Preferred Stock and Convertible Securities: Conversion to Common Stock. The Funds may invest in preferred stock and convertible securities, and these securities may allow for conversion into common stock. Effective April 6, 2009, each Fund's investment policies were revised to make explicit that each Fund may hold common stock received from the conversion of other portfolio securities, such that common stocks may represent up to 20% of each Fund's total assets. The Board of Trustees formally approved this policy based on a recommendation from the Investment Manager and the Sub-Adviser that having the ability to hold common stock under these circumstances would be in the best interest of the Funds and the Funds' shareholders. The Investment Manager and Sub-Adviser believe it is in the best interests of the Funds to have the flexibility to participate in such conversions and to hold common stock received in such conversions until adequate value can be realized or it otherwise deems it appropriate to dispose of common stock holdings.

Holding common stock involves risks different from or in addition to the risks associated with debt instruments. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. The value of a company's equity securities may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company's products or services. The value of an equity security may also fall because of factors affecting not only the company, but also companies in the same industry or sector, or in a number of different industries or sectors, such as increases in production costs. The value of a company's equity securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates, adverse circumstances involving the credit markets, periods of relative illiquidity, volatility, and perceived or actual instability in the banking and financial service sectors. In addition, because a company's equity securities rank junior in priority to the interests of bond holders and other creditors, a company's equity securities will usually react more strongly than its bonds and other debt to actual or perceived changes in the company's financial condition or prospects. Equity securities generally have greater price volatility and usually produce lower yields than bonds and other debt securities. Duration. The duration of each Fund has been changed such that under normal market conditions, the duration of each Fund will be within a short range of zero to three years.